Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following is a press release from Accesswire.com, as published on https://www.accessnewswire.com/newsroom/en/clean-technology/new-rise-begins-commercial-saf-production-and-secures-first-order-989749 on February 24, 2025:

New Rise Begins Commercial SAF Production and Secures First Order

Topic:

Company Update

Monday, 24 February 2025 07:45 AM

•	New Rise Renewables begins commercial production of neat SAF.
•	Secures first order for the sale of over 3 million gallons of neat SAF.
•	First deliveries expected to begin in early March.

RENO, NV / ACCESS Newswire / February 24, 2025 / XCF Global Capital, Inc. ("XCF" or the "Company"), a key player in decarbonizing the aviation industry through Sustainable Aviation Fuel ("SAF"), today announced the commencement of commercial production of neat SAF at New Rise Renewables, LLC ("New Rise"). In addition, New Rise has entered into an irrevocable corporate purchase order ("ICPO") for the sale of over 3 million gallons of neat SAF with an unaffiliated third-party buyer. The first shipments of neat SAF are expected to begin in February 2025, with delivery anticipated to begin in early March.

"Reaching commercial production at New Rise is an exciting milestone, reflecting years of dedication, engineering excellence, and our commitment to innovation," said Mihir Dange, Chief Executive Officer of XCF. "We are proud to begin customer deliveries and provide high-quality SAF that supports the decarbonization of the aviation industry."

This achievement marks the beginning of XCF's commercial ramp-up as the Company accelerates SAF production to meet growing demand for clean energy solutions. With New Rise reaching commercial production, XCF is advancing its goal of becoming a leader in the decarbonization of the aviation industry.

About XCF Global Capital, Inc.
XCF Global Capital, Inc. is a pioneering sustainable aviation fuel company dedicated to accelerating the aviation industry's transition to net-zero emissions. The Company is developing and operating state-of-the-art clean fuel SAF production facilities engineered to the highest levels of compliance, reliability, and quality. The Company is actively building partnerships across the energy and transportation sectors to accelerate the adoption of SAF on a global scale. To learn more, visit www.xcf.global.

Contacts
XCF Global Capital, Inc.:
Chris Santa Cruz
invest@xcf.global

For Media:
Fatema Bhabrawala
fbhabrawala@allianceadvisors.com

SOURCE: XCF Global Capital Inc.

On February 24, 2025, XCF Global Capital, Inc. posted the following post on LinkedIn:

XCF Global
230 followers
39m •

We're thrilled to announce the commencement of commercial production of neat SAF at New Rise Renewables - a major leap toward scaling sustainable aviation fuel solutions.

Read the full news release here: https://loom.ly/_7L_hmI

#SustainableAviationFuel #SAF #Aviation #RenewableEnergy #Decarbonization #XCFGlobal #FocusImpactBH3

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On February 24, 2025, Mihir Dange posted the following post on LinkedIn:

Forward Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company's ("Focus Impact BH3") and XCF's expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, "New Rise"), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the timing of the consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact BH3's public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or with regard to the Company's offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against Focus Impact BH3, XCF, Focus Impact BH3 NewCo, Inc. ("NewCo") or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the ability to meet stock exchange listing standards following the consummation of the business combination; (8) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch commercial operations in the New Rise plant in Reno, Nevada in the near future; (9) the risk that the proposed transactions disrupt current plans and operations of Focus Impact BH3 or XCF as a result of the announcement and consummation of the proposed transactions; (10) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (11) costs related to the proposed transactions; (12) changes in applicable laws or regulations; (13) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (14) the possibility that Focus Impact BH3, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (15) the availability of tax credits and other federal, state or local government support; (16) risks relating to XCF's and New Rise's key intellectual property rights; and (17) various factors beyond management's control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the final prospectus relating to the initial public offering of Focus Impact BH3, dated October 4, 2021, and other filings with the Securities and Exchange Commission ("SEC") from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo and XCF on July 31, 2024 (the "Registration Statement"). If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact BH3's or XCF's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact BH3 or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact BH3's or XCF's expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing Focus Impact BH3's or XCF's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact BH3 or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact BH3 and XCF specifically disclaim any obligation to do so.

No Offer or Solicitation

This communication relates to XCF's commencement of commercial production of neat SAF and New Rise's entry into an ICPO and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Additional Information about the Business Combination and Where to Find It

In connection with the business combination, Focus Impact BH3 and XCF have prepared, and NewCo and XCF have filed with the SEC the Registration Statement, which contains a prospectus with respect to the securities to be issued in connection with the business combination, a preliminary proxy statement with respect to the stockholders' meeting of Focus Impact BH3 to vote on the business combination and certain other related documents. The Registration Statement was declared effective by the SEC on February 5, 2025 and on February 6, 2025, NewCo and XCF filed with the SEC the definitive proxy statement/prospectus. Investors, securityholders and other interested persons are urged to read the definitive proxy statement/prospectus because it contains important information about Focus Impact BH3, XCF, NewCo and the business combination. Focus Impact BH3 has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders as of January 16, 2025, the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact BH3 has sent to its stockholders in connection with the business combination. Copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact BH3, XCF or NewCo with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The definitive proxy statement/prospectus and the Registration Statement can also be obtained, without charge, at the SEC's website (www.sec.gov).

Participants in the Solicitation

Focus Impact BH3, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of Focus Impact BH3's stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact BH3's stockholders in connection with the business combination is included in the definitive proxy statement/prospectus filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Focus Impact BH3's directors and officers in Focus Impact BH3's filings with the SEC and such information is included in the definitive proxy statement/prospectus of Focus Impact BH3 for the business combination.
XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact BH3 in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is included in the definitive proxy statement/prospectus of Focus Impact BH3 for the business combination.
You may obtain free copies of these documents as described in the paragraph "Additional Information about the Business Combination and Where to Find It."